John T. McKenna

+1 650 843 5059

jmckenna@cooley.com

June 7, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dorrie Yale
Jacob Luxenburg
Jim Rosenberg

Re:	Forty Seven, Inc.
Registration Statement on Form S-1
Filed June 1, 2018
File No. 333-225390
Amendments No. 2 and 3 to DRS on Form S-1
Submitted on May 14, 2018 and May 22, 2018
File No. 377-01987

Ladies and Gentlemen:

On behalf of Forty Seven, Inc. (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated June 4, 2018 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 filed on June 1, 2018 (the “Registration Statement”).

The Company is concurrently filing a revised Registration Statement, which reflects changes made in response to certain of the comments contained in the Comment Letter. We are also sending the Staff a copy of this letter along with copies of the Registration Statement marked to show all changes from the Registration Statement filed on June 1, 2018.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Form S-1

Prospectus Summary

5F9 in Combination with Therapeutic Cancer Antibodies, page 3

1.	Please expand your revised disclosure in the last paragraph in this section and the corresponding disclosure in the Business section to explain your statement that 9 patients had stable disease as their “best response.” In addition, please clarify that the patients are still participating in the ongoing trial.

The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 3 and 81 of the Registration Statement.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

U.S. Securities and Exchange Commission

June 7, 2018

Page Two

2.	We note your revised disclosures in the second paragraph regarding clinical data for your ongoing Phase 1b/2 combination trial. Please balance this disclosure by explaining that as of April 2018, the median duration of response had not been reached for either Phase 1b DLBCL or FL patients.

The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 3 of the Registration Statement.

5F9 in B-cell Non-Hodgkin’s Lymphoma, page 80

3.	We note your statement on page 81 that as of April 2018, “the median duration of response had not been reached for either Phase 1b DLBCL or FL patients.” Please clarify what the “median duration of response” is and how it was determined.

The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 82 of the Registration Statement.

License and Collaboration Agreements, page 96

4.	Please explain the basis for your determination that your agreements with Merck and Genentech are not required to be filed as exhibits.

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes that neither the Clinical Trial Collaboration and Supply Agreement with Merck KGaA (the “Merck Agreement”) nor the Master Combination Study Agreement with Genentech, Inc. (the “Genentech Agreement” together with the Merck Agreement, the “Agreements”) constitutes a material contract under Item 601(b)(10) of Regulation S-K. In reaching this conclusion, the Company determined that the Agreements were made in the ordinary course of its business and do not fall within any of the exceptions set forth in Item 601(b)(10)(ii) of Regulation S-K. The Agreements relate to the supply of drug product and financing of clinical trials of the respective drugs in combination with 5F9. Neither Genentech nor Merck receive any rights from the Company to research, develop or commercialize 5F9 except in combination with their respective compounds, and we do not receive any rights from either Genentech or Merck to research, develop or commercialize their compounds, except in combination with 5F9. The Company respectfully submits that the Company’s business is not “substantially dependent” on either Agreement, nor does either Agreement constitute a license or other agreement to use any patent, formula, trade secret, process or trade name upon which the Company’s business depends to a material extent. In addition, the financial terms of the Agreements are immaterial in amount and significance to the Company’s financial condition. As disclosed on page F-30 of the Registration Statement, the Company has recorded a receivable of only $200,000 to date under the Merck Agreement, and has not yet recorded or received any amounts under the Genentech Agreement. Any future payments will be based upon a sharing of the research and development costs for any respective clinical trials, and the Agreements do not stipulate terms for any commercialization of 5F9, as described more fully on pages 97 and 98 of the Registration Statement. For the foregoing reasons, the Company believes that the Agreements are not required to be filed as material agreements under Item 601(b)(10) of Regulation S-K.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

U.S. Securities and Exchange Commission

June 7, 2018

Page Three

5.	Please revise the description of your agreement with Merck to quantify the “limited time after our delivery” to which you have agreed to work exclusively with Merck and the “set period of time” following the provision of the final clinical study report at which time the agreement will expire.

The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 97 of the Registration Statement.

Balance Sheets, page F-3

6.	Please delete the December 31, 2017 pro forma balance sheet since it is superceded by the March 31, 2018 pro forma balance sheet on F-23.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on page F-3 of the Registration Statement.

Notes to the Financial Statements

7. Convertible Preferred Stock

Voting Rights, page F-16

7.	If true that the rights described in the discussion in the second paragraph herein relate to changes to the Company’s board composition during the three months ended March 31, 2018 as referred to in Note 6. Convertible Preferred Stock on F-30, please move the discussion to there, and provide a discussion herein that is relevant to the classification of the convertible preferred stock as of December 31, 2017. If not true, please explain.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on page F-16 of the Registration Statement.

*            *             *

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

U.S. Securities and Exchange Commission

June 7, 2018

Page Four

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (650) 843 5059 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Mark McCamish, M.D, Ph.D., Forty Seven Inc.
Eric C. Jensen, Cooley LLP
Sarah K. Solum, Davis Polk & Wardwell LLP
Bruce K. Dallas, Davis Polk & Wardwell LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com